

November 2015

RAPID
TESTS
FOR
**EARLIER
TREATMENT**

NASDAQ: CEMI

Forward-Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions, and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to develop, manufacture, market and finance new products and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Other factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

Investment Highlights

- **A global leader in point-of-care (POC) infectious disease**
  - Sales in 40+ countries, including United States

- **Revenue growth**
  - 15% CAGR over last five years (2010-2014)

- **Groundbreaking DPP® technology platform**
  - Superior sensitivity and specificity vs lateral flow technology
  - Multiple tests from a single oral fluid or blood sample
  - DPP® revenue growth of 137% in 2014 as compared to 2013

- **Robust pipeline of new DPP® POC assays in development**
  - DPP® HIV-Syphilis Combination Assay (U.S. version)
  - DPP® Fever Assays (Malaria, Dengue Fever, Ebola)
  - DPP® Technology Collaboration (Traumatic Brain Injury and Cancer)

- **Multiple high-value collaborations**
  - Paul G. Allen Ebola Program: Fever Panel
  - Centers for Disease Control & Prevention (CDC): Malaria, Ebola, Flu Immunostatus
  - Perseus Science Group LLC: Traumatic Brain Injury

Chembio's Dual Path Platform (DPP®) Technology
Next-Generation Point-of-Care Technology Platform

- **Patented POC technology platform**

- **Improved sensitivity vs. lateral flow technology**

- **Multiple test results from a single patient sample**

- **Adapts to multiple sample types (blood, oral fluid)**

- **Application across a range of diseases and markets**

- **Unique sample collection device: Sampletainer®**





Chembio's Dual Path Platform (DPP®) Technology
Leveraging Our Technology Platform to Enter New Markets

THREE AREAS OF STRATEGIC FOCUS

STD Business

Fever Portfolio

Technology Collaborations

DPP® TECHNOLOGY PLATFORM

HIV Continues to be a Global Health Crisis
Syphilis and HIV-Syphilis Co-Infection are Increasing

United States (HIV)

~1.2 million
living with HIV/AIDS

~50,000
new HIV infections/year

1 in 8
unaware of HIV infection

Global (HIV)

35.2 million
living with HIV/AIDS (2012)

1.6 million
died of AIDS-related illnesses (2012)

United States (SYP)

~56,000
new infections (2013)

Global (SYP)

12 million
new infections/year

"Over the past decade, the number of people living with HIV has increased, while the annual number of new HIV infections has remained relatively stable." -CDC

"About 30% of pregnant women with syphilis will give birth to a dead baby (stillbirth), and another 30% to a live baby with congenital syphilis, a condition with a mortality of up to 50%" -WHO

Source: Centers for Disease Control & Prevention (CDC) website; World Health Organization (WHO) website

CHEMBIO

Product Portfolio: Sexually Transmitted Diseases

DPP® HIV-Syphilis Combination



DPP® HIV 1/2 Blood or Oral Fluid



HIV 1/2 STAT-PAK®



SURE CHECK® HIV 1/2



CHEMBIO

Chembio Lateral Flow HIV Tests
Foundational HIV Product Suite

- **Product Features & Benefits**
  - FDA (PMA) approved, CLIA-waived
  - CE marked, WHO pre-qualified
  - 2.5 - 5.0 µL blood sample
  - 15 - 20 minute test time
  - Specificity: 99.9%, Sensitivity: 99.7%



Chembio HIV 1/2 STAT-PAK®



Chembio SURE CHECK® HIV 1/2*

* Sold in U.S. as Clearview Complete® HIV 1/2

- **Commercialization**
  - High quality brands, marketed globally since 2007
  - Sold to Public Health Clinics, POLs, Hospitals, Self Test (EU)
  - Certain Distribution Partners (US): Fisher, McKesson/PSS, H. Schein, Medline

Chembio DPP® HIV and DPP® HIV-SYP Combo Tests
Addressing a Significant and Growing Need

- **DPP® HIV-Syphilis Combo Assay**
  - First to market with POC HIV-Syphilis combo assay
  - First to receive USAID and ANVISA (Brazil) approved
  - Successfully launched in Mexico
  - Global screening opportunity:
    - Pregnant women
    - MSM (up to 70% HIV-Syphilis co-infection)



2
DPP®
HIV
SYP
Buffer
S H C
ID
1
Sample
+
Buffer
CHEMBIO

- **DPP® HIV 1/2 Assay**
  - FDA-approved and CLIA-waived (blood and oral fluid)
  - Superior performance (sensitivity) vs. competitors
  - Patented SampleTainer® Sample Collection System
  - U.S. Launch – Q4 2014



DPP® STD - Product Development
Strengthening our STD Portfolio: HIV & Syphilis

- **DPP® HIV-Syphilis Assay (U.S. market)**
  - Next Generation DPP® HIV-Syphilis Combo Assay for detection of HIV and Syphilis antibodies
  - Expect clinical trials to begin Q1 2016
    - Number of patients: 1200
    - Duration: 6-9 months
    - Cost: $1.0 - $1.5MM

- **DPP® HIV Ab/Ag Assay**
  - Next Generation DPP® HIV Assay for the detection of HIV antibodies and antigens
  - Advancing through internal stage gate product development process

Chembio's Dual Path Platform (DPP®) Technology
Leveraging Our Technology Platform to Enter New Markets

THREE AREAS OF STRATEGIC FOCUS

| STD Business | Fever Portfolio | Technology Collaborations |

DPP® TECHNOLOGY PLATFORM

CHEMBIO

11

Fever Diseases - A Growing Global Concern
Malaria, Dengue Fever, Ebola

Malaria

~198 million
infections/year (2013)

~584 thousand
deaths/year (2013)

Dengue Fever

~100 million
infections/year (2013)

40% of world population
at risk from Dengue (2013)

Ebola

~28,000
infections (2014-2015)

~11,000
deaths (2014-2015)

"Early diagnosis and treatment of malaria reduces disease and prevents deaths. It also contributes to reducing malaria transmission. WHO recommends that all cases of suspected malaria be confirmed using parasite-based diagnostic testing (either microscopy or rapid diagnostic test) before administering treatment" -WHO

Source: Centers for Disease Control & Prevention (CDC) website; World Health Organization (WHO) website

DPP® Fever - Product Development
Partnering with World Leading Organizations

DPP® Fever Panel

Description: DPP® Fever Panel Assay

Collaborator: Paul G. Allen Ebola Program

DPP® Dengue Fever

Description: DPP® Dengue Fever Assay

Collaborator: Undisclosed

DPP® Malaria-Ebola

Description: DPP® Malaria-Ebola Assay

Collaborator: CDC

DPP® Ebola

Description: DPP® Ebola Assay

Collaborator: CDC

CHEMBIO

Case Study: Fever Diseases
Malaria, Dengue, Ebola, Lassa, Marburg, Chikungunya

PROBLEM:

Multiple diseases present with similar symptoms (e.g. fever)

Lack of sensitivity and/or specificity in current POC tests

Need to detect asymptomatic patients to prevent spread of disease

Certain diseases (e.g. Malaria) have multiple strains

SOLUTION: Chembio's DPP® Platform

Can test for multiple markers with a single blood or oral fluid sample

POC test with superior sensitivity – allows healthcare workers to identify asymptomatic patients

Allows diagnosis to facilitate proper treatment

COMMERCIALIZATION SCENARIO:

Products developed with funding from partners: Paul G. Allen Ebola Program; CDC

Chembio retains global commercialization rights

Chembio's Dual Path Platform (DPP®) Technology
Leveraging Our Technology Platform to Enter New Markets

THREE AREAS OF STRATEGIC FOCUS

| STD Business | Fever Portfolio | Technology Collaborations |

DPP® TECHNOLOGY PLATFORM

Established DPP® Technology Collaborations
Building Both STD and Non-STD Businesses

- **opTricon (Germany)**
  - DPP® Micro Reader designed specifically to complement Chembio's patented DPP® Assays

- **Bio-Rad Laboratories, Inc. (NYSE: BIO)**
  - DPP® used for Bio-Rad's Geenius™ HIV 1/2 Confirmatory Assay

- **Oswaldo Cruz Foundation (Brazil)**
  - Five DPP® Products Currently Being Sold to Ministry of Health

- **RVR (Malaysia)**
  - License, Technical Transfer, Contract Manufacturing, Distribution (planned)

DPP® Technology - Collaborations
Focused on Specific Product Development Opportunities

DPP® Flu Immunostatus

Description: DPP® Multiplex Assay to monitor seasonal and pandemic flu

Collaborator: Centers for Disease Control & Prevention (contractor)

DPP® Traumatic Brain Injury

Description: DPP® Assay to identify Traumatic Brain Injury

Collaborator: Perseus Science Group LLC

DPP® Cancer (Specific Form)

Description: DPP® Assay to identify a specific form of cancer

Collaborator: Undisclosed

DPP® Hepatitis C

Description: DPP® Assay to identify Hepatitis C

Collaborator: Seeking Partner

CHEMBIO

Case Study: Cancer
Allows Early Detection and Monitoring

PROBLEM:

Survival can be dependent upon early detection

Cancer biomarkers can be very difficult to detect at low levels

Requires platform with increased sensitivity and quantification

SOLUTION: Chembio's DPP® Platform

POC test with superior specificity and sensitivity

Allows early intervention and potentially improved opportunity for survival by detecting a specific cancer biomarker at low levels

ANTICIPATED COMMERCIALIZATION SCENARIO:

Product developed with funding from an undisclosed partner

Chembio gains license and/or royalty opportunity and manufacturing rights

Manufacturing Capabilities

United States (Chembio)

- High volume manufacturing capabilities
  - 20MM+ tests annually
- 60,000 sq. ft. leased facilities
  - Medford, NY and Holbrook, NY
- Robust quality management system
  - Full compliance with regulatory requirements (FDA, USDA, WHO, ISO)
  - Expertise in manufacturing scale up, process validation and cGMP
- Number of employees: ~150

Malaysia (RVR)

- Completed license and technology transfer
- Contract manufacturing planned: Q4 2015
- Distribution of Chembio's products into Malaysia and other select Asian markets
  - Launch anticipated Q4 2015
- Plan to manufacture certain Chembio-branded products for Chembio distribution

Selected Financial Highlights

	Nine Months Ended (in 000's)	
	September 30, 2015	**September 30, 2014**
Net Product Revenues	$18,146	$19,400
Total Revenues	$19,835	$20,550
Gross Margin	$8,616	$7,906
Loss from Operations	($2,353)	($878)
Net Loss	($1,748)	($641)
Cash (as of end of period)	$1,102	$3,673

Note: collected $6.8 MM from Brazilian customer from 9/30/15-11/5/15

CHEMBIO

Executive Leadership Team

EXECUTIVE	PREVIOUS EXPERIENCE
John Sperzel III President & CEO	2011-2013, President and CEO of ITC.; 1987-2011 Axis Shield, Bayer Diagnostics, Instrumentation Laboratory and Boehringer Mannheim
Richard Larkin, CPA Chief Financial Officer	2000-2003, CFO of Visual Technology Group; 1987-2000 CFO of Protex International Corp.
Sharon Klugewicz, M.S. Chief Operating Officer	2009-2012, Sr. VP Scientific & Laboratory Services of Pall Corporation; 1991-2009 Pall Corporation
Javan Esfandiari, M.S. Chief Science & Technology Officer	1997-2000, Co-Founder of Sinovus Biotech AB (Sweden), acquired by Chembio in 2000; 1993-1997 R&D Director On-Site Biotech
Thomas Ippolito VP Regulatory & Clinical Affairs	2000-2005, VP Quality & Regulatory of Biospecific Technologies Corp.; 1984-2000 United Biomedical Inc., Analytab Products Inc. and Eastern Long Island Hospital
Michael Steele VP Sales, Marketing & Bus. Dev.	2008-2011, VP Business Development of SeraCare Life Sciences; 1992-2008 Corautus Genetics, Life Therapeutics and Serologicals, Inc.
Paul Lambotte VP Product Development	2009-2014, President of PLC Inc.; 2009-2012, Chief Science Officer of Axxin Pty Ltd.; 2000-2009, VP of R&D and Business Development of Quidel, Inc.

CHEMBIO

2015 Milestones – Achieved and Anticipated

- **Acquired full rights to SURE CHECK® HIV 1/2 Assay**
  - SDS; signed January 2015 to be effective June 1, 2016

- **Signed agreement to develop DPP® Brain Injury Assay**
  - Perseus Science; January 2015

- **Received ANVISA approval for DPP® HIV-Syphilis Assay**
  - Brazil; February 2015

- **Initiated field testing of DPP® Ebola Assay in West Africa**
  - CDC; June 2015

- **Submitted application for Ebola Emergence Use Authorization**
  - Food & Drug Administration (FDA); August 2015

- **Awarded Grant to Develop Multiplex Test for Febrile Illnesses**
  - Paul G. Allen Ebola Program; October 2015

- **Signed agreement to launch the DPP® Micro Reader**
  - opTricon; October 2015

- **Initiate DPP® HIV-SYP Clinical Trial: Q1 2016**

CHEMBIO

Investment Highlights

- **A global leader in point-of-care (POC) infectious disease**
  - Sales in 40+ countries, including United States

- **Revenue growth**
  - 15% CAGR over last five years (2010-2014)

- **Groundbreaking DPP® technology platform**
  - Superior sensitivity and specificity vs lateral flow technology
  - Multiple tests from a single oral fluid or blood sample
  - DPP® revenue growth of 137% in 2014 as compared to 2013

- **Robust pipeline of new DPP® POC assays in development**
  - DPP® HIV-Syphilis Combination Assay (U.S. version)
  - DPP® Fever Assays (Malaria, Dengue Fever, Ebola)
  - DPP® Technology Collaboration (Traumatic Brain Injury and Cancer)

- **Multiple high-value collaborations**
  - Paul G. Allen Ebola Program: Fever Panel
  - Centers for Disease Control & Prevention (CDC): Malaria, Ebola, Flu Immunostatus
  - Perseus Science Group LLC: Traumatic Brain Injury